==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------


                                  SCHEDULE TO
                                (RULE 14D-100)
                               (Amendment No. 4)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------


                              HARTFORD LIFE, INC.
                      (Name of Subject Company (Issuer))

                        HARTFORD FIRE INSURANCE COMPANY
                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                              HARTFORD LIFE, INC.
                     (Names of Filing Persons (Offerors))

                              ------------------


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                              ------------------


                                    4165924
                     (CUSIP Number of Class of Securities)

                              ------------------


                            Michael S. Wilder, Esq.
                  The Hartford Financial Services Group, Inc.
                                Hartford Plaza
                       Hartford, Connecticut 06115-1900
                           Telephone: (860) 547-5000
          (Name,address and telephone number of person authorized to receive notices and communications on behalf of
                                filing persons)

                                   Copy to:

                         George W. Bilicic, Jr., Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


 [.] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [X]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

==============================================================================

          This Amendment No. 4 amends the Tender Offer Statement on Schedule TO initially filed on May 24, 2000 by The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), Hartford Fire Insurance Company, a Connecticut corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase"), as amended.


ITEM 12.  EXHIBITS

          Item 12 is hereby amended by the following:

(a)(1)(O) Text of press release issued by The Hartford Financial Services Group, Inc., dated June 22, 2000.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SCHEDULE TO AND SCHEDULE 13E-3

                                        THE HARTFORD FINANCIAL SERVICES
                                        GROUP, INC.

                                        By: /s/ Michael O'Halloran
                                            --------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Senior Vice President and
                                                   Director of Corporate Law


                                        HARTFORD FIRE INSURANCE COMPANY

                                        By: /s/ Michael O'Halloran
                                            --------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer



                                        SCHEDULE 13E-3

                                        HARTFORD LIFE, INC.

                                        By: /s/ Michael O'Halloran
                                            --------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer


Date:  June 22, 2000